                                                            File No.   1-2301
                                                                     --------


                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-3A-2


            Statement by Holding Company Claiming Exemption Under
               Rule 2 from the Provisions of the Public Utility
                         Holding Company Act of 1935


                            BOSTON EDISON COMPANY
                            ---------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

1. Boston Edison Company (the "Company") is a Massachusetts electric utility company and a holding company organized in Massachusetts with its principal office at 800 Boylston Street, Boston, Massachusetts. One of its wholly-owned subsidiaries is Harbor Electric Energy Company (HEEC), a Massachusetts electric utility company which also has its principal office at 800 Boylston Street, Boston, Massachusetts. Boston Energy Technology Group, Inc. (BETG), is also a wholly-owned subsidiary of the Company, and neither it nor its subsidiaries engage in regulated utility activities. BETG has three wholly-owned subsidiaries, TravElectric Services Corp., Boston Edison Services, Inc., and Coneco, Inc., and two majority-owned subsidiaries, REZ-TEK International Corp. and Northwind Boston L.L.C.

    The Company engages principally in the generation, purchase, transmission, distribution and sale of electric energy. HEEC was formed to engage principally in the distribution of electric energy from the Company to a large retail electric customer of the Company, the Massachusetts Water Resources Authority, for use in the construction and operation of its wastewater treatment facilities located on Deer Island in Boston, Massachusetts. HEEC may in the future engage in the generation, transmission, distribution or sale of electric energy and steam.

2.  Properties Used for Generation
    ------------------------------

    Within Massachusetts, the properties of the Company used for the generation of electric energy as of December 31, 1996, which are 100% owned, include three steam-electric generating stations, one of which is nuclear (678,000 kW) and two of which are fueled by oil and natural gas (total 1,803,530 kW), and ten combustion turbine generators (total 238,944 kW). The Company's total generating capability within Massachusetts is 2,720,474 kW.

    The Company has a 5.8881% joint ownership interest (approximately 37,300 kW nameplate rating) in Wyman Unit #4 operated by Central Maine Power Company and located in Yarmouth, Maine. It also owns 9.5% of the common stock of Connecticut Yankee Atomic Power Company (Connecticut Yankee) which operates a nuclear generating unit with a net capability of 587,000 kW located in Haddam, Connecticut. On December 4, 1996, the board of directors of Connecticut Yankee unanimously voted to retire the unit. Prior to the closing of Connecticut Yankee, the Company was entitled to receive 9.5% of its output, which was 55,765 kW. The Company's generating capability outside Massachusetts as of December 31, 1996 is 37,300 kW.

    Including the power contract with Wyman Unit #4, the Company's total generating capability is 2,757,774 kW, of which 98.6% is intrastate and 1.4% is located outside Massachusetts.

    Properties Used for Transmission
    --------------------------------

    The Company's transmission system as of December 31, 1996, consists of approximately 362 miles of overhead circuits operating at 115,000 volts, 230,000 volts and 345,000 volts and approximately 156 miles of underground circuits operating at 115,000 volts and 345,000 volts. All 518 miles of circuits and the Company's substations are located within Massachusetts. The Company has an 80% joint ownership interest with another electric utility in the Medway-Card Street line which is approximately 16 miles of circuits extending from West Medway, Massachusetts to the Massachusetts-Rhode Island border, at which point the Company's ownership terminates. This 16-mile circuit is included in the total amount of overhead circuits described above and constitutes only 3.1% of the Company's entire transmission system as measured in miles of circuit. The Company also has a 5.8881% interest in a transmission substation located in Yarmouth, Maine as part of its ownership interest in the Wyman Unit #4 generating station discussed above.

    The Company owns 4.5% of the voting shares and has an approximately 6.55% non-voting interest in the New England Hydro-Transmission Electric Company, Inc., a Massachusetts corporation which owns the Massachusetts portions of the high voltage direct current (HVDC) interconnection which extends to the Canadian border. The Company also owns 4.5% of the voting shares and has an approximately 6.55% non-voting interest in the New England Hydro-Transmission Corporation, a New Hampshire corporation which owns the New Hampshire portion of the HVDC interconnection.

    Properties Used for Distribution
    --------------------------------

    All properties of the Company used for the distribution of electric energy, including circuits, substations, and stations, are located within Massachusetts.

    HEEC's distribution system at December 31, 1996, consists principally of a
    4.09 mile 115Kv (submarine cable) distribution line, a substation located on Deer Island in Boston, Massachusetts and related facilities. HEEC's distribution system is located entirely in Massachusetts.

3.  Boston Edison Company.  In the year ended December 31, 1996, the Company:
    ---------------------

    (a) - (c)  Sold at retail (including unbilled kWh) 13,049,578,000 kWh of electric energy all within the Commonwealth of Massachusetts as the Company is permitted to make retail sales only in its franchise area which is the City of Boston and thirty-nine other cities and towns in eastern Massachusetts. Sold wholesale 3,868,477,000 kWh of electric energy mostly to customers located inside Massachusetts of which 19% was sold to the New England Power Exchange (NEPEX) headquartered in Massachusetts; 32% was sold to municipal electric systems and public authorities located within Massachusetts; 31% was sold to public utility companies headquartered in Massachusetts;
               and 14% was sold to United Illuminating and Northeast Utilities (headquartered in Connecticut), and 4% was sold to other utilities outside Massachusetts. Electric energy sold to utility companies outside of Massachusetts was delivered at tie points between the Company and other utilities located within Massachusetts and represented 4% of the Company's total sales (both wholesale and retail) of 16,918,055,000 kWh.

    (d) Purchased 7,522,926,000 kWh of electric energy. 24% was purchased from outside Massachusetts and includes 263,170,000 kWh of electric energy pursuant to the Company's stock ownership interest in and associated power purchase agreement with Connecticut Yankee. 41% was purchased from public authorities and non-utility generators located in Massachusetts. The remaining purchases consisted of 25% from NEPEX and 10% from Canal Electric Company, Vitol Gas and Electric, New England Power Company and Commonwealth Electric, all of which are located in Massachusetts.

    Harbor Electric Energy Company.  In the year ended December 31, 1996,
    ------------------------------
    HEEC:

    (a) - (d)  did not sell electric energy at wholesale or retail either within Massachusetts or outside of the state and did not purchase any electric energy from outside of Massachusetts.

4.  Not applicable

                                  Exhibit A
                                  ---------

A consolidating statement of income and retained earnings of Boston Edison Company and its subsidiaries for the year ended December 31, 1996 and a consolidating balance sheet as of December 31, 1996 are also filed herewith.

Boston Edison Company has caused this statement to be duly executed on its behalf by an authorized officer on this day.


                                      Boston Edison Company
                                      ---------------------
                                            Claimant


                                      /s/ Robert J. Weafer, Jr.
                                      -----------------------------
                                          Robert J. Weafer, Jr.
                                          Vice President - Finance,
                                            Controller and Chief Accounting
                                            Officer - Boston Edison Company
                                            and Assistant Treasurer -
                                            Harbor Electric Energy Company


                                          February 27, 1997
                                     -----------------------------
                                                 Date





                                  Exhibit C
                                  ---------

                                Not applicable

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
                                           BOSTON EDISON COMPANY
                           Consolidating Statement of Income and Retained Earnings
                                    For the year ended December 31, 1996
                                  (in thousands, except earnings per share)
                                    Boston     Harbor Electric   Boston Energy    Eliminating
                                  Edison Co.     Energy Co.     Technology Group    Entries    Consolidated
                                  ----------   ---------------  ----------------  -----------  ------------
Operating revenues                $1,657,699       $8,604           $     0                     $1,666,303

Operating expenses:
  Operations and maintenance         416,051        1,321                 0                        417,372
  Fuel and purchased power           588,893            0                 0                        588,893
  Taxes - property and other         105,621        1,465                 0                        107,086
  Income taxes                        88,043          660                 0                         88,703
  Depreciation and amortization      183,741        1,753                 0                        185,494
  Demand side management programs     30,825            0                 0                         30,825
                                  ----------       ------           --------                    ----------
  Total operating expenses         1,413,174        5,199                 0                      1,418,373
                                  ----------       ------           --------                    ----------

Operating income                     244,525        3,405                 0                        247,930

Other income (expense), net            3,330          298            (2,930)                           698
                                  ----------       ------           --------                    ----------

Operating and other income           247,855        3,703            (2,930)                       248,628

Interest charges:
  Long-term debt                      92,156        2,667                 0                         94,823
  Short-term debt                     14,538           13                 0                         14,551
  Allowance for borrowed funds
   used during construction           (2,292)           0                 0                         (2,292)
                                  ----------       ------           --------                    ----------
  Total interest charges             104,402        2,680                 0                        107,082
                                  ----------       ------           --------                    ----------

Net income (loss)                    143,453        1,023            (2,930)                       141,546

Preferred dividends provided          15,365            0                 0                         15,365
                                  ----------       ------           --------        ------      ----------

Balance available for common
  stock                           $  128,088       $1,023           $(2,930)        $    0      $  126,181
                                  ==========       ======           ========        ======      ==========

Common shares outstanding
 (weighted average)                                                                                 48,265

Earnings per share of common
 stock                                                                                               $2.61
                                                                                                ==========

Retained Earnings:
-----------------

Balance at beginning of year      $  254,516       $3,327           $(2,594)        $2,500      $  257,749
  Net income (loss)                  143,453        1,023            (2,930)             0         141,546
                                  ----------       ------           --------        ------      ----------
  Subtotal                           397,969        4,350            (5,524)         2,500         399,295
Cash dividends declared:
  Preferred stock                     15,365            0                 0                         15,365
  Common stock                        90,834        1,600                 0         (1,600)         90,834
                                  ----------       ------           --------        ------      ----------
  Subtotal                           106,199        1,600                 0         (1,600)        106,199
                                  ----------       ------           --------        ------      ----------
Provision for preferred stock
 redemptions and issuance costs          905            0                 0              0             905
                                  ----------       ------           --------        ------      ----------
Balance at end of year            $  290,865       $2,750           $(5,524)        $4,100      $  292,191
                                  ==========       ======           ========        ======      ==========

                                           BOSTON EDISON COMPANY
                                        Consolidating Balance Sheet
                                    For the year ended December 31, 1996
                                               (in thousands)
                                                         Boston                   Eliminating
                                Boston       Harbor      Energy                     Entries
                                Edison      Electric   Technology               ----------------
                                  Co.      Energy Co.     Group       Total       Dr.      Cr.    Consolidated
                              ----------   ----------  ----------  -----------  -------  -------  ------------
ASSETS
Plant investment              $4,352,560    $40,346     $   679    $4,393,585                      $4,393,585
Construction work in progress     30,011        365           0        30,376                          30,376
Accumulated depreciation      (1,541,983)    (8,033)       (301)   (1,550,317)                     (1,550,317)
                              ----------    -------     -------    ----------                      ----------
   Net plant                   2,840,588     32,678         378     2,873,644                       2,873,644
                              ----------    -------     -------    ----------                      ----------
Nuclear fuel, net                 82,944          0           0        82,944                          82,944
Investment in Harbor Electric
 Energy Co.                        2,101          0           0         2,101            $ 2,101            0
Investment in Boston Energy
 Technology Group                  2,729          0           0         2,729              2,729            0
Investments in electric
 companies                        23,054          0           0        23,054                          23,054
Due from affiliates                9,102          0          14         9,116   $    14    9,130            0
Nuclear decommissioning trust    132,076          0           0       132,076                         132,076
Current assets:
   Cash and cash equivalents       4,714        336         601         5,651                           5,651
   Accounts receivable           228,591      1,219       3,214       233,024                         233,024
   Accrued unbilled revenues      34,922          0           0        34,922                          34,922
   Fuel, materials and
    supplies                      55,441          0       1,634        57,075                          57,075
   Prepaid expenses and other     44,997         87          62        45,146                          45,146
                              ----------    -------     -------    ----------                      ----------
   Total current assets          368,665      1,642       5,511       375,818                         375,818
                              ----------    -------     -------    ----------                      ----------
Deferred debits:
   Regulatory assets             202,026          0           0       202,026                         202,026
   Intangible asset - pension      7,615          0           0         7,615                           7,615
   Other                          27,972          2       4,140        32,114                          32,114
                              ----------    -------     -------    ----------   -------  -------   ----------
   Total assets               $3,698,872    $34,322     $10,043    $3,743,237   $    14  $13,960   $3,729,291
                              ==========    =======     =======    ==========   =======  =======   ==========

CAPITALIZATION AND LIABILITIES
Common stock equity           $1,039,198    $ 4,851     $(2,795)   $1,041,254   $ 4,830            $1,036,424
Cumulative preferred stock       201,419          0           0       201,419                         201,419
Long-term debt                 1,030,000     28,644           0     1,058,644                       1,058,644
                              ----------    -------     -------    ----------   -------            ----------
   Total capitalization        2,270,617     33,495      (2,795)    2,301,317     4,830             2,296,487
                              ----------    -------     -------    ----------   -------            ----------
Current liabilities:
   Due to affiliates                   0        268       8,848         9,116     9,116                     0
   Notes payable                 200,323          0       1,131       201,454                         201,454
   Accounts payable              131,305          0       2,778       134,083                         134,083
   Long-term debt/preferred
    stock due within one year    102,000        667           0       102,667                         102,667
   Other                         163,871      1,427         235       165,533                         165,533
                              ----------    -------     -------    ----------   -------            ----------
   Total current liabilities     597,499      2,362      12,992       612,853     9,116               603,737
                              ----------    -------     -------    ----------   -------            ----------
Deferred credits:
   Accumulated deferred
    income taxes                 499,494       (428)       (348)      498,718                         498,718
   Accumulated deferred
    investment tax credits        58,899          0           0        58,899                          58,899
   Power contracts                88,963          0           0        88,963                          88,963
   Nuclear decommissioning
    reserve                      133,388          0           0       133,388                         133,388
   Other                          50,012     (1,107)        194        49,099                          49,099
                              ----------    -------     -------    ----------   -------  -------   ----------
Total capitalization and
 liabilities                  $3,698,872    $34,322     $10,043    $3,743,237   $13,946  $     0   $3,729,291
                              ==========    =======     =======    ==========   =======  =======   ==========